Exhibit 99.1

Wipro’s scheme of arrangement for demerger effective from March 31, 2013

Bangalore, India and East Brunswick, New Jersey, USA — April 1, 2013 — Wipro Limited (NYSE:WIT) today announced that the Scheme of Arrangement for the demerger of ‘Diversified Business’ of the company approved by the Board of Directors on November 1, 2012 is effective from March 31, 2013. The Scheme of Arrangement has been approved by the Hon’ble High Court of Karnataka and the order of the High Court filed with the Registrar of Companies.

Wipro further announced that April 11, 2013 has been fixed as the record date for the purpose of determining the members of the Company to whom Securities of the Resulting Company will be allotted and who will be entitled to the Exchange Right pursuant to the Scheme of Arrangement (‘Election and Exchange Notice’). It is likely to take about six weeks from the record date for the whole process to be completed.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. For more information, please visit our websites at www.wipro.com.

Contacts:

Media

Vipin Nair

+91 9845014036

vipin.nair1@wipro.com

Investors

Aravind Viswanathan,

Investor Relations, Wipro Limited

+91 - 80 -39916143

aravind.viswanathan@wipro.com

Wipro’s forward looking and cautionary statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.